Exhibit 11

	Year ended December 31,
	2007	2006	2005
Basic:
Weighted average shares outstanding	15,810,705	15,274,498	15,271,637

Net loss	$(6,585)	$(6,782)	$(5,020)

Basic loss per share:	$(0.42)	$(0.44)	$(0.33)

Diluted:
Weighted average shares outstanding	15,810,705	15,274,498	15,271,637

Net effect of dilutive stock options and warrants based on the treasury stock method using the year-end market price, if higher than average market price	-	-	-

Total	15,810,705	15,274,498	15,271,637

Net loss:
Net loss	$(6,585)	$(6,782)	$(5,020)

Diluted loss per share:
Total	$(0.42)	$(0.44)	$(0.33)